AMARC RESOURCES LTD.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
MARCH 31, 2017, 2016 and 2015

(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS

To the Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd., which comprise the statements of financial position as at March 31, 2017 and 2016 and the statements of loss, comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2017 and 2016 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2017 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 in the financial statements which indicates that the Company is dependent upon its ability to secure new sources of financing to fund on-going exploration and development objectives. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts significant doubt about the Company's ability to continue as a going concern.

INDEPENDENT REGISTERED CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
July 25, 2017

Amarc Resources Ltd.
Statements of Financial Position
(Expressed in Canadian Dollars)

		March 31,	March 31,
	Note	2017	2016

ASSETS

Current assets
Cash	3	$930,890	$747,408
Amounts receivable and other assets	5	38,891	117,406
Marketable securities		29,468	26,404
		999,249	891,218

Non-current assets
Restricted cash	4	112,815	205,028
		112,815	205,028

Total assets		$1,112,064	$1,096,246

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$14,841	$22,357
Balances due to a related parties	10 (b)	175,337	180,476
Director's loan	8	390,243	1,000,000
		580,421	1,202,833

Non-current liabilities
Director's loan	8	940,257	234,849
		940,257	234,849

Total liabilities		1,520,678	1,437,682

Shareholders' equity (deficiency)
Share capital	9	59,559,910	58,967,910
Reserves		5,740,875	5,357,405
Accumulated deficit		(65,709,399)	(64,666,751)
		(408,614)	(341,436)

Total liabilities and shareholders' equity (deficiency)		$1,112,064	$1,096,246
Nature of operations and going concern (note 1)
Event after the reporting period (note 14)

The accompanying notes are an integral part of these financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Statements of Loss
(Expressed in Canadian Dollars, except for weighted average number of common shares outstanding)

		Year ended March 31,
		2017	2016	2015
	Note		(note 2(b))	(note 2(b))

Expenses
Exploration and evaluation	10 & 12	$3,574,342	$2,808,395	$4,158,436
Assays and analysis		123,199	119,460	131,856
Drilling		263,705	746,312	726,685
Equipment rental		24,003	18,806	31,357
Geological		817,983	440,156	921,192
Helicopter		568,658	773,841	947,480
Property option payments and assessments		638,131	153,692	554,398
Property acquisition costs	6 (a)	504,295	–	–
Site activities		367,000	202,373	190,708
Socioeconomic		237,781	328,716	504,608
Travel and accommodation		29,587	25,039	150,152

Administration	10 & 12	732,528	1,288,920	1,477,731
Legal, accounting and audit		34,720	83,745	61,450
Office and administration	12 (b)	594,734	1,112,622	1,293,768
Shareholder communication		49,244	50,355	67,388
Travel and accommodation		14,316	10,229	22,772
Trust and regulatory		39,514	31,969	32,353

Cost recoveries		(3,581,109)	(3,102,061)	(880,501)
Pursuant to IKE Option Agreement	6 (b)	(2,932,597)	(3,067,403)	–
Mineral exploration tax credits		(648,512)	(34,658)	(880,501)

		725,761	995,254	4,755,666
Other items
Finance income		(8,323)	(10,341)	(38,189)
Transaction costs – director's loans	8	340,016	139,606	203,802
Foreign exchange loss		–	2,183	809
Gain on disposition of marketable securities		(14,806)	(7,923)	(38,064)
Loss		$1,042,648	$1,118,779	$4,884,024

Basic and diluted loss per common share		$0.01	$0.01	$0.04

Weighted average number of common shares outstanding		141,435,020	141,406,301	139,357,212

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Comprehensive Loss
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2017	2016	2015

Loss		$1,042,648	$1,118,779	$4,884,024

Other comprehensive loss (income):
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	2 (e)(ii)	(22,870)	25,415	(3,954)
Reallocation of the fair value of marketable securities upon disposition	2 (e)(ii)	14,806	8,023	38,517

Total other comprehensive loss		(8,064)	33,438	34,563

Comprehensive loss		$1,034,584	$1,152,217	$4,918,587

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Changes in Equity(Deficiency)
(Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
				Share-based	Investment	Share
		Number		payments	revaluation	warrants
	Note	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2014		138,724,061	$58,761,410	$2,202,640	$89,403	$2,811,220	$(58,663,948)	$5,200,725
Common shares issued – loan bonus	8	2,500,000	187,500	–	–	–	–	187,500
Common shares issued – property payment	6	100,000	6,500	–	–	–	–	6,500
Total other comprehensive income		–	–	–	(34,563)	–	–	(34,563)
Net loss		–	–	–	–	–	(4,884,024)	(4,884,024)
Balance at March 31, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138

Balance at April 1, 2015		141,324,061	$58,955,410	$2,202,640	$54,840	$2,811,220	$(63,547,972)	$476,138
Common shares issued – property payment	6	100,000	12,500	–	–	–	–	12,500
Issuance of share purchase warrants	9 (c)	–	–	–	–	322,143	–	322,143
Total other comprehensive loss		–	–	–	(33,438)	–	–	(33,438)
Net loss		–	–	–	–	–	(1,118,779)	(1,118,779)
Balance at March 31, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	$(341,436)

Balance at April 1, 2016		141,424,061	$58,967,910	$2,202,640	$21,402	$3,133,363	$(64,666,751)	(341,436)
Issuance of share purchase warrants	9 (c)	–		–	–	607,406	–	607,406
Exercise of share purchase warrants		4,000,000	592,000	–	–	(232,000)	–	360,000
Total other comprehensive income		–	–	–	8,064	–	–	8,064
Net loss		–	–	–	–	–	(1,042,648)	(1,042,648)
Balance at March 31, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Statements of Cash Flows
(Expressed in Canadian Dollars)

		Year ended March 31,
	Note	2017	2016	2015
			(note 2(b))	(note 2(b))

Operating activities
Loss		$(1,042,648)	$(1,118,779)	$(4,884,024)
Adjustments for:
Finance income		(8,323)	(10,341)	(38,189)
Transaction costs – director's loans		340,016	139,606	203,802
Common shares issued, included in exploration expenses		–	12,500	6,500
Gain on disposition of marketable securities		(14,806)	(7,923)	(38,064)

Changes in working capital items:
Amounts receivable and other assets		78,515	854,483	(767,442)
Restricted cash		92,213	29,170	(1,532)
Accounts payable and accrued liabilities		(7,515)	(43,942)	30,898
Balances due to related parties		(5,139)	(32,166)	142,703
Net cash (used in) operating activities		(567,687)	(177,392)	(5,345,348)

Investing activities
Interest received		8,323	10,341	38,189
Proceeds from disposition of marketable securities		19,805	7,923	39,839
Net cash provided by investing activities		28,128	18,264	78,028

Financing activities
Proceed from director's loans	8	600,000	500,000	1,000,000
Repayment of loans payable to director	8	(100,000)	–	–
Interest paid on director's loans	8	(136,959)	(82,614)	(16,302)
Proceeds from the exercise of warrants		360,000	–	–
Net cash provided by financing activities		723,041	417,386	983,698

Net increase (decrease) in cash		183,482	258,258	(4,283,622)
Cash, beginning balance		747,408	489,150	4,772,772
Cash, ending balance		$930,890	$747,408	$489,150

Supplementary cash flow information:			–	–
Issuance of share purchase warrants pursuant to a loan agreement		$607,406	$322,143	$187,500

The accompanying notes are an integral part of these financial statements.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia ("BC"). The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As at March 31, 2017, the Company had cash of $930,890, a working capital surplus, and a shareholders’ deficiency.

During the year ended March 31, 2017, the Company received $3,000,000 from Thompson Creek Metals Company Inc. (“Thompson Creek”) under the IKE Option Agreement (note 6(a)) and $500,000 from a director of the Company as a loan (note 8). After the reporting period, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc (note 14).

The Company will need to seek additional financing to meet its exploration and development objectives. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's reporting year ended March 31, 2017.

The Board of Directors of the Company authorized these Financial Statements on July 25, 2017 for issuance.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates. The following estimates and judgements have been used in these Financial Statements:

•	assessment of the Company's ability to continue as a going concern;

•	the determination of categories of financial assets and financial liabilities; and

•	the carrying value and recoverability of the Company's marketable securities.

(d)	Foreign currency

The functional and presentational currency of the Company is the Canadian Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the year.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Financial Instruments

Financial assets and liabilities are recognized when the Company becomes party to the contracts that give rise to them. The Company determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Company does not have any derivative financial instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, upon initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Non-derivative financial assets

The Company's non-derivative financial assets comprise of the following:

(i)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise of cash, amounts receivable and other assets, and restricted cash.

Cash

Cash in the statement of financial position is comprised of cash and highly liquid investments held at major financial institutions, having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash. The Company's cash are invested in business and savings accounts which are available on demand by the Company for its programs and as such, are subject to an insignificant risk of change in value.

(ii)	Available-for-sale ("AFS") financial assets

The Company's investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the exchange rate prevailing at the end of the reporting period. Changes in the fair value of AFS equity investments are recognized directly in equity.

Marketable securities are classified as AFS financial assets.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Non-derivative financial liabilities

The Company classifies its non-derivative financial liabilities into the following category:

(i)	Financial liabilities measured at amortized cost

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities measured at amortized cost comprise of accounts payable and accrued liabilities, balance due to a related party, and loan payable to director.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. For shares classified as AFS, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value of AFS equity securities subsequent to an impairment loss is recognized directly in equity.

(f)	Exploration and evaluation expenditures

Exploration and evaluation costs are costs incurred to discover mineral resources, and to assess the technical feasibility and commercial viability of the mineral resources found.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Exploration and evaluation expenditures include:

•	the costs of acquiring licenses;

•	costs associated with exploration and evaluation activity; and

•	the acquisition costs of exploration and evaluation assets, including mineral properties.

Exploration and evaluation expenditures until the technical feasibility and commercial viability of extracting a mineral resource has been determined, and a positive decision to proceed to development has been made, are generally expensed as incurred. However, if management concludes that future economic benefits are more likely than not to be realized, the costs of property, plant and equipment for use in exploration and evaluation of mineral resources are capitalized.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs incurred after the technical feasibility and commercial viability of extracting a mineral resource has been determined and a positive decision to proceed to development has been made are considered development costs and are capitalized.

Costs applicable to established property interests where no further work is planned by the Company may, for presentation purposes only, be carried at nominal amounts.

(g)	Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of equipment, less its estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

As at March 31, 2017, all equipment had been fully depreciated. The Company did not purchase any equipment during the year ended March 31, 2017.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

(h)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

When the Company issues common shares for consideration other than cash, the transaction is measured at fair value based on the quoted market price of the Company’s common shares on the date of issuance.

(i)	Loss per share

Loss per share is computed by dividing losses attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is determined by adjusting the losses attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of share purchase options are applied to repurchase common shares at the average market price for the reporting period. Share purchase options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the share purchase options.

The effect of anti–dilutive factors is not considered when computing diluted loss per share.

(j)	Share–based payments

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees, fair value is measured at the grant date and each tranche is recognized on a straight-line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black–Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At the end of each financial reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Share–based payment transactions with non-employees are measured at the fair value of the goods or services received. However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the entity obtains the goods or the counterparty renders the service.

(k)	Income taxes

Income tax on the profit or loss for the years presented comprises of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years. Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

•	goodwill not deductible for tax purposes;

•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

•	differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(l)	Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit–of–production or the straight-line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for site restoration costs.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as at March 31, 2017.

(m)	Operating segments

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties. All assets are held in Canada.

(n)	Government assistance

When the Company is entitled to receive METC and other government grants, this government assistance is recognized as a cost recovery when there is reasonable assurance of recovery.

(o)	Accounting standards, interpretations and amendments to existing standards

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2016:

•	Amendments to IAS 1, Presentation of Financial Statements

•	Amendments to IAS 16, Property, Plant and Equipment

•	Amendments to IAS 27, Separate Financial Statements

•	Amendments to IAS 28, Investments in Associates

•	Amendments to IAS 38, Intangible Assets

•	Amendments to IFRS 10, Consolidated Financial Statements

•	Amendments to IFRS 11, Joint Arrangements

•	Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

Effective for annual periods beginning on or after January 1, 2018:

•	IFRS 9, Financial Instruments

•	IFRS 15, Revenue from Contracts with Customers

Effective for annual periods beginning on or after January 1, 2019:

•	IFRS 16, Leases

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

3.	CASH

The Company's cash is invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents guaranteed investment certificates held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	March 31,	March 31,
	2017	2016
Sales tax refundable	$38,891	$15,991
Other amounts receivable	–	101,415
Total	$38,891	$117,406

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

(a)	Projects acquired during the year

In December 2016, the Company acquired, from a private company wholly-owned by one of its directors, a 100% interest in two properties located in north-central and central BC respectively, known as JOY Project and DUKE Project, for aggregate acquisition costs of $504,295, which was intended to reimburse the out-of-pocket costs incurred by the private company on these properties.

(b)	IKE Project

During the year ended March 31, 2017, the Company’s mineral exploration and evaluation activities were primarily focused on its IKE Project, which comprises the IKE and also the Granite, Juno and Galore Properties (collectively the “IKE Project”).

During the year ended March 31, 2017, the Company recorded a gross amount of cost recovery of $3,000,000 representing contributions received pursuant to a definitive agreement (the "IKE Agreement") with Thompson Creek dated February 2016, whereby the latter had an option to acquire, through a staged investment process within five years, a 30% ownership interest (“Stage 1 Option”) in the mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. The net amount of cost recovery in the current period, after deducting $67,403 attributable to expenditures incurred in the prior fiscal year, was $2,932,597. Under the terms of the IKE Agreement, subject to certain conditions, Thompson Creek also had an option to acquire an additional 20% interest in the IKE Project.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

During the Company’s fiscal quarter ended December 31, 2016, Thompson Creek completed the funding requirement to acquire a 10% participating interest in the IKE Project by investing an aggregate amount of $6,000,000 into exploration programs undertaken in calendar years 2015 and 2016.

In January 2017, Thompson Creek (having been taken over by Centerra Gold Inc.) relinquished its option under the IKE Agreement and elected to exchange its 10% participating interest for a 1% Conversion Net Smelter Royalty from mine production, capped at a total of $5 million. As a result, the Company maintains a 100% interest in the IKE Project.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	March 31,
	2017	2016
Accounts payable	$14,841	$20,497
Accrued liabilities	–	1,860
Total	$14,841	$22,357

8.	DIRECTOR’S LOANS

Unsecured loans payable to a director	March 31, 2017	March 31, 2016
Opening balance	$1,234,849	$1,000,000
Net amount advanced	500,000	500,000
Transaction costs	(607,406)	(322,143)
Amortisation of transaction costs	203,057	56,992
Closing balance	$1,330,500	$1,234,849

	March 31,	March 31,
	2017	2016
Current portion	390,243	$1,000,000
Non-current portion	940,257	234,849
Total	1,330,500	$1,234,849

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Transaction costs	Year ended March 31,
	2017	2016	2015
Interest on director’s loan	$136,959	$82,614	$16,302
Amortization of transaction costs	203,057	56,992	187,500
Total	$340,016	$139,606	$203,802

As at March 31, 2017, two unsecured loans owing to a director (the “Lender”) of the Company were outstanding with the principal sums of $500,000 (the “2015-Loan Agreement”) and $1,500,000 (the “2016-Loan Agreement”) respectively; the key terms of the underlying agreements for each loan are summarized below:

2016-Loan Agreement

In December 2016, the 2016-Loan Agreement was executed, pursuant to which a previous loan agreement for a principal sum of $1,000,000 and with a due date of November 26, 2016 was extended for three years on customary conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(a)). Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

This loan was originally advanced for a one-year term and with a principal sum of $1,000,000 in November 2014, bearing interest at prime plus 2% per annum. The Company issued 2,500,000 of its common shares to the Lender as per the term of the original advance. The aggregate fair value of these common shares, with reference to their quoted market price on the date of issuance, was determined at $187,500. The loan was later extended to May 26, 2016 at a 7% per annum fixed interest rate and then to November 26, 2016 at a 9% per annum fixed interest rate for the additional terms.

2015-Loan Agreement

The 2015-Loan Agreement was executed in September 2015 when a principal sum of $500,000 was advanced to the Company with a two-year term and at an interest rate of 7% per annum. Pursuant to this loan, the Company issued 5,555,555 common share purchase warrants (note 9(c)) to the Lender with an expiry term of two years and exercise price of $0.09.

These advances have been measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially-offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

9.	CAPITAL AND RESERVES

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares. All issued common shares are fully paid. No preferred shares have been issued.

(b)	Share purchase option compensation plan

The following table summarizes the changes in the Company's share purchase options:

Share purchase options (exercise price –$0.32)	Year ended March 31,
	2017	2016	2015
Outstanding – beginning of year	3,051,300	3,051,300	5,155,900
Forfeited	–	–	(32,100)
Expired	(3,051,300)	–	(2,072,500)
Outstanding and Exercisable – end of year	–	3,051,300	3,051,300

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at March 31, 2017 and March 31, 2016:

		Continuity – Number of warrants
	Exercise	March 31,		March 31,
	price	2016	Exercised	2017
Issued pursuant to:
the 2015-Loan Agreement(i) (note 8)	$0.09	5,555,555	(4,000,000)	1,555,555
the 2016-Loan Agreement(ii) (note 8)	$0.08	–	–	10,000,000
Total		5,555,555	(4,000,000)	11,555,555

(i)

The fair value of these warrants was determined as $322,143 at $0.058 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.51%; expected volatility of 130%; the underlying’s market price of $0.09, expiry term of 2 years; and dividend yield of nil. These warrants expire in September 2017.

(ii)

The Company determined the fair value of these warrants as $607,406 at $0.061 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil. These warrants expire in December 2019.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

10.	RELATED PARTY TRANSACTIONS

Balances due to related parties	March 31,	March 31,
	2017	2016
Hunter Dickinson Services Inc. (note 10(b))	$157,282	$180,476
United Mineral Services Ltd. (note 10(c))	18,055	–
	$175,337	$180,476

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Transactions with key management personnel were as follows:

	Year ended March 31,
	2017	2016	2015
Directors fees paid directly by the Company	$–	$35,000	$57,000
Directors fees paid to HDSI	–	187,000	212,000
Total	$–	$222,000	$269,000

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The Company has 3 directors in common with HDSI, namely: Robert Dickinson, Ronald Thiessen, and Scott Cousens. Also, the Company’s President, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with related entities that occurred during the reporting period:

Transactions with HDSI	Year ended March 31,
	2017	2016	2015
Services received from HDSI and as requested by the Company	$1,042,000	$1,389,000	$2,099,000
Directors fees paid to HDSI(note 10(a))	–	187,000	212,000
Information technology-infrastructure and support services	60,000	111,000	153,000
Reimbursement , at cost, of third party expenses incurred by HDSI on behalf of the Company	$35,000	$73,000	$76,000

(c)	Balances and transactions with United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the directors of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

During the year ended March 31, 2017, the Company acquired from UMS a 100% interest in two mineral property interests, namely JOY and DUKE, for aggregate acquisition costs of $504,295 (note 6(a)). Subsequent to the acquisition of the properties, UMS has incurred third-party costs on behalf of the Company, for example, mineral property claims paid on behalf of the Company. These third-party costs are reimbursed by the Company at a 5% markup.

The following is a summary of the transactions with UMS during the reporting period:

Transactions with UMS	Year ended March 31,
	2017	2016	2015
Acquisition of mineral property interests	$504,295	$–	$–
Reimbursement of third-party expenses incurred on behalf of the Company	18,458	–	–
	$522,753	$–	$–

11.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at March 31, 2017, the Company had unused non-capital loss carry forwards of approximately $15.3 million (March 31, 2016 - $14.4 million; March 31, 2015 - $13.3 million).

As at March 31, 2017, the Company had resource tax pools of approximately $23.8 million (March 31, 2016 - $24.6 million; March 31, 2015 - $24.5 million) available in Canada, which may be carried forward and utilized to offset future taxes related to certain resource income.

Reconciliation of effective tax rate	March 31,	March 31,	March 31,
	2017	2016	2015

Loss for the year	$(1,042,648)	$(1,118,779)	$(4,884,024)
Total income tax expense	–	–	–
Loss excluding income tax	$(1,042,648)	$(1,118,779)	$(4,884,024)

Income tax recovery using the Company's tax rate	(273,000)	(291,000)	(1,261,000)
Non–deductible expenses and other	341,000	3,000	(207,000)
Change in deferred tax rates	–	–	–
Temporary difference booked to reserve	1,000	(4,000)	(2,000)
Deferred income tax assets not recognized	(71,000)	292,000	1,470,000
	$–	$–	$–

The Company’s statutory tax rate was 26% (2016 – 26%; 2015 – 26%) and its effective tax rate is nil (2016 – nil; 2015 – nil).

As at March 31, 2017, the Company had the following deductible temporary differences for which no deferred tax asset was recognized:

	Tax losses	Tax losses
Expiry	(capital)	(non-capital)	Resource pools	Other
Within one year	$–	$–	$–	$–
One to five years	–	–	–	–
After five years	–	15,297,000	–	1,011,000
No expiry date	1,372,000	–	23,803,000	76,000
Total	$1,372,000	$15,297,000	$23,803,000	$1,087,000

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

12.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Year Ended March 31,
	2017	2016	2015
Salaries and benefits included in the following:
Exploration and evaluation expenses	$676,000	$748,000	$1,296,000
General and administration expenses(i)	478,000	882,000	1,066,000
Total	$1,154,000	$1,630,000	$2,362,000

(i)	This amount includes salaries and benefits included in office and administration expenses (note 12(b)) as well as other expenses classified as general and administration expenses.

(b)	Office and administration expenses

Office and administration expenses include the following:

	Year ended March 31,
	2017	2016	2015
Salaries and benefits	$445,219	$845,695	$1,019,118
Insurance	78,533	146,802	105,463
Data processing and retention	61,083	111,743	155,634
Other office expenses	9,899	8,382	13,553
Total	$594,734	$1,112,622	$1,293,768

13.	FINANCIAL RISK MANAGEMENT

(a)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2017.

The Company is not subject to any externally imposed equity requirements.

(b)	Carrying amounts and fair values of financial instruments

The Company's marketable securities are carried at fair value, based on quoted prices in active markets. As at March 31, 2017 and 2016, the carrying values of the Company's financial assets and financial liabilities approximate their fair values.

(c)	Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash, and amounts receivable and other assets. The carrying value of these financial assets represent the maximum exposure to credit risk.

The Company limits the exposure to credit risk by only investing its cash with high-credit quality financial institutions in business and savings accounts, which are available on demand by the Company for its programs.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Company ensures that there is sufficient cash in order to meet its short-term business requirements, after taking into account the Company's holdings of cash.

The Company has sufficient cash to meet its commitments associated with its financial liabilities in the near term, other than the amounts payable to related parties.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash. The Company’s policy is to invest cash at variable rates of interest and cash reserves are to be maintained in cash in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash mature impact interest income earned. As at March 31, 2017 and 2016, the Company’s exposure to interest rate risk was nominal.

Amarc Resources Ltd.
Notes to the Financial Statements
For the years ended March 31, 2017, 2016 and 2015
(Expressed in Canadian Dollars, unless otherwise stated)

Price risk

Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company is subject to price risk in respect of its investments in marketable securities.

As at March 31, 2017 and 2016, the Company’s exposure to price risk was not significant to relation to these Financial Statements.

14.	EVENT AFTER THE REPORTING PERIOD

On July 6, 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement (the "Agreement") with Hudbay Minerals Inc. ("Hudbay"). Under the terms of the Agreement Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project (note 6(b)).